Exhibit 99.12

Village Farms International, Inc.

Management’s Discussion and Analysis

Year Ended December 31, 2017

April 2, 2018

Village Farms International, Inc.

Management’s Discussion and Analysis

Information is presented in thousands of United States dollars (“U.S. dollars”) unless otherwise noted.

Introduction

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements and accompanying notes of Village Farms International, Inc. (“VFF” and, together with its subsidiaries, the “Company”), for the year ended December 31, 2017 (the “Consolidated Financial Statements”). The information provided in this MD&A is current to April 2, 2018 unless otherwise noted.

VFF is a corporation existing under the Canada Business Corporations Act. The Company’s principal operating subsidiaries at December 31, 2017 were Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”) and VF Clean Energy, Inc. (“VFCE”). On June 6, 2017 VFF entered into a shareholders’ agreement in respect of the operation and governance of Pure Sunfarms Corp. (“Pure Sunfarms”) in which VFF owns a 50% interest.

Basis of Presentation

The annual data included in the MD&A is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

The preparation of annual financial data requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the annual financial data, are disclosed in note 3 of the Consolidated Financial Statements.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO. Based on the aggregation criteria in IFRS 8, Operating Segments, the operating segments of the Company are treated as two reporting segments.

Functional and Presentation Currency

The financial data is presented in U.S. dollars, which is the Company’s functional currency. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

Business Overview

Management believes that the Company is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. These premium products are grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas. The Company also markets and distributes premium tomatoes, peppers and cucumbers produced under exclusive arrangements with other greenhouse producers. The Company primarily markets and distributes under its Village Farms® brand name, primarily to retail supermarkets and dedicated fresh food distribution companies throughout the United States and Canada. It currently operates two distribution centres, one located in the United States and one in Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates four main goals – environmental health, economic profitability and social and economic equality. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant from landfill gas that generates electricity and provides thermal heat, in colder months, to one of the Company’s adjacent British Columbia greenhouse facilities and sells electricity to British Columbia Hydro and Power Authority (“BC Hydro”).

The Company embraces sustainable agriculture and environmentally-friendly growing practices by:

Village Farms International, Inc.

•

utilizing integrated pest management techniques that use “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. The process includes regular monitoring techniques for threat identification, development of appropriate, tailored response strategies and the execution of these strategies;

•	capturing rainwater from various greenhouse roofs for irrigation purposes;

•	capturing landfill gas on a long term contract from the City of Vancouver landfill to generate electricity under a long term contract with BC Hydro and thermal heat for an adjacent greenhouse;

•	recycling water and nutrients during the production process;

•	growing plants in a natural medium, including coconut fibre and rock wool, as opposed to growing in the soil and depleting nutrients; and

•	using dedicated environmental control computer systems which monitor and control virtually all aspects of the growing environment, thereby maximizing the efficient use of energy.

The Company’s assets, as of the reporting date, include six operating produce greenhouses providing approximately 837,094 square metres (or approximately 212 acres) of growing space in Canada and the United States. For the year ended December 31, 2017 the Company had seven operating produce greenhouses. During 2017, the Company granted rights to one of its greenhouses located in Delta, BC (the “Delta 3 Greenhouse”) to Pure Sunfarms. Pure Sunfarms is in the process of converting the Delta 3 Greenhouse into a facility compliant with Access to Cannabis for Medical Purposes Regulations (“ACMPR”) with the object of seeking to achieve large scale low-cost high quality cannabis production. Pure Sunfarms received a cultivation license from Health Canada for the Delta 3 Greenhouse on March 2, 2018.

All of the Company’s greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company also has marketing agreements with growers in Canada, United States and Mexico that currently operate approximately 572,800 square metres (or approximately 140 acres) of growing area.

The following table outlines the Company’s greenhouse facilities:

	Growing Area
Greenhouse Facility	Square Feet	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	2,527,312	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	1,684,874	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	1,272,294	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (2 greenhouses)	3,664,390	340,433	85	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Pure Sunfarms (1 greenhouse)	1,077,758	100,127	25	Leased to Pure Sunfarms for cultivation of cannabis

Total	10,226,628	950,085	240

Marketing

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of tomatoes on-the-vine, beefsteak, cocktail, grape, cherry tomatoes, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America), other speciality tomatoes under exclusive agreements and long English cucumbers at its facilities. The Company also distributes and markets premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

Village Farms International, Inc.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the year ended December 31, 2017, the Company had an on-time delivery record of approximately 98.5%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. Year-round production capability of the Company enhances customer relationships, resulting in more consistent pricing.

•

Quality and Food Safety. Sales are made directly to retailers which ensure control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile, to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

•

Direct Sale to Retail Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including, Associated Grocers, Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Costco Wholesale, Fred Meyer, The Fresh Market, Inc., Giant Eagle, Harris Teeter Supermarkets, Inc., HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Publix Super Markets, Inc., Roundy’s Supermarkets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, United Supermarkets, Unified Western Grocers, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

•

Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

Investment in Joint Venture

On June 6, 2017, the Company and Emerald Health Botanicals, Inc. (“Emerald”) formed a new corporation named “Pure Sunfarms Corp.”. The Company and Emerald each own 50% of the shares of Pure Sunfarms. VFF contributed rights to one of its 25-acre greenhouse facilities in Delta, British Colombia as its equity contribution and Emerald agreed to contribute CA$20,000,000 to fund the conversion of the facility, of which CA$2,000,000 was contributed in June 2017 and CA$10,000,000 was placed in escrow, with the remaining CA$8,000,000 to be contributed as needed. On March 2, 2018, Health Canada granted a cultivation licence for a portion of the facility. On March 6, CA$10,000,000 was released from escrow to Pure Sunfarms pursuant to the escrow agreement. As of the date of this filing, Emerald has contributed all but CA$2,000,000 of its initial agreed CA$20,000,000 equity contribution. Pure Sunfarms has commenced the cultivation of cannabis in the licensed portion of the facility in order to begin the process of applying and being granted its sales license for the facility, which it hopes to have completed on or before July 1, 2018. Pure Sunfarms also continues the conversion process on the remaining unlicensed portion of the facility.

As part of the formation of Pure Sunfarms, VFF incurred related transaction costs of CA$1,400,000, which have been added to the amount of the investment in accordance with IAS 28, Investments in associates and joint ventures. Included in these costs are 300,000 common share purchase warrants valued at CA$192,000, issued to an affiliate of a Canadian financial institution as partial consideration for services provided in respect of the formation of the Pure Sunfarms. Each such warrant entitles the holder to purchase one common share at an exercise price of CA$2.07. Each such warrant is to be exercised up to June 6, 2020. Additionally, both shareholders of Pure Sunfarms are incurring

Village Farms International, Inc.

reimbursable costs and expenditures to support Pure Sunfarms operations, which will be reimbursed by Pure Sunfarms and are considered either capital expenditures or operating expenditures of Pure Sunfarms.

Results of Operations

Consolidated Financial Performance

(In thousands of U.S. dollars, except per share amounts)

	For the three months ended December 31,
	2017	2016
Sales	$36,864	$37,308
Cost of sales	(31,908)	(31,891)
Selling, general and administrative expenses	(4,019)	(3,848)
Stock compensation expense	(959)	(46)
Change in biological asset (1)	1,082	(157)
Income from operations	1,060	1,366
Interest expense, net	(679)	(610)
Other (expense)	(81)	16
Share of (loss) from joint venture	(35)	—
Loss on disposal of assets	(551)	—
Provision for income taxes	(321)	(287)
Net (loss) income	(607)	453
EBITDA (2)	2,591	3,501
Income (Loss) per share/ basic	($0.02)	$0.01
Income (Loss) per share/ diluted	($0.02)	$0.01

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements for the year ended December 31, 2017.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Three Months Ended December 31, 2017 compared to the Three Months Ended December 31, 2016

Sales

Sales for the three months ended December 31, 2017 decreased by ($444), or (1%), to $36,864 from $37,308 for the three months ended December 31, 2016. The decrease in sales is primarily due to a decrease in the Company’s supply partner product volume of (16%) and a decrease in the average selling price of tomatoes from the Company’s facilities of (6%), partially offset by an increase in the Company’s facilities production volume of 3%. The decrease in supply partner revenue is due to the transition from one primary Mexican supply partner to a new primary Mexican supply partner who is in the process of expanding its operations.

The average selling price for tomatoes remained flat for the three months ended December 31, 2017 versus the three months ended December 31, 2016. Cucumber pricing increased by 9% and pepper pricing decreased by (3%) in the fourth quarter of 2017 versus the comparable quarter in 2016.

Cost of Sales

Cost of sales for the three months ended December 31, 2017 was essentially flat at $31,908 from $31,891 for the three months ended December 31, 2016. The Company lowered its cost per pound at its facilities during the quarter by 2% versus the same quarter in 2016. The decrease was due to an increase in the lower cost non-specialty tomato varieties.

Village Farms International, Inc.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $171 to $4,019 for three months ended December 31, 2017 from $3,848 for the three months ended December 31, 2016. The increase is due to higher sales and marketing costs.

Stock Compensation Expense

Stock compensation expense for the three months ended December 31, 2017 was $959 from $46 for the three months ended December 31, 2016. The stock compensation consists of stock grants to executive officers related to the Company’s investment in Pure Sunfarms Corp.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended December 31, 2017 increased by $1,239 to $1,082 from ($157) for the three months ended December 31, 2016. The increase is due to a lower starting biological asset value at October 1, 2017 versus October 1, 2016. The fair value of the biological asset as at December 31, 2017 was $4,405 as compared to $4,446 as at December 31, 2016 due to lower production, offset by higher selling price in January 2018 versus January 2017.

Income from Operations

Income from operations for the three months ended December 31, 2017 decreased ($306) to $1,060 from $1,366 for the three months ended December 31, 2016. The decrease is due to an increase in stock compensation expense of $959, an increase in selling general and administrative expense offset by a higher net change in the fair value of the biological asset for three months ended December 31, 2017 versus the three months ended December 31, 2016.

Interest Expense, net

Interest expense, net, for the three months ended December 31, 2017 increased by ($69), to $679 from $610 for the three months ended December 31, 2016.

Share of (loss) from Joint Venture

The Company’s share of the loss for the three months ended December 31, 2017 is ($35), which consists of travel and other administrative costs.

Provision for Income Taxes

Income tax provision for the three month period ended December 31, 2017 was $321 compared to $287 for the three month period ended December 31, 2016. The income tax provision increased due to a change in the United States future tax rate that caused a reduction in the tax asset value in the United States.

Net (loss) Income

Net income for the three months ended December 31, 2017 decreased by ($1,060) to a net loss of ($607) from net income of $453 for the three months ended December 31, 2016 primarily as a result of an increase in stock compensation in 2017 and loss recognition of ($551).

EBITDA

EBITDA for the three months ended December 31, 2017 decreased by ($910), or (26%), to $2,591 from $3,501 for the three months ended December 31, 2016, primarily as a result of a decrease in sales, a small loss from the joint venture and an increase in sales and administrative costs. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA”.

Village Farms International, Inc.

Annual Consolidated Financial Performance

	For the year ended December 31,
(in thousands, except per Share amounts)	2017	2016	2015
Sales	$158,406	$155,502	$141,934
Cost of Sales	(144,433)	(140,778)	(128,178)
Selling, general and administrative	(13,894)	(13,525)	(11,870)
Stock compensation expense	(1,519)	(195)	176
Change in biological asset(1)	265	(1,501)	1,922
(Loss) income from operations	(1,175)	(497)	3,632
Interest expense, net	2,695	2,514	2,256
Other income (expense), net	72	(64)	(443)
Share of (loss) from joint venture	(255)	—	—
(Gain) loss on disposal of assets	(8,013)	12	—
Provision for (Recovery of) income taxes	138	(1,104)	(1,161)
Net income (loss)	3,822	(1,983)	2,094
EBITDA(2)	$7,363	$9,385	$10,193
(Loss) earnings per share – basic	$0.10	($0.05)	$0.05
(Loss) earnings per share –diluted	$0.10	($0.05)	$0.05

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements for the year ended December 31, 2017.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Net Sales

Net sales for the year ended December 31, 2017 increased $2,904, or 2%, to $158,406 compared to $155,502 for the year ended December 31, 2016. The increase in net sales is due to an increase in supply partner revenues of 4% over the comparable period in 2016, an increase of 4% in the Company’s product volume, partially offset by a decrease of (4%) in the average selling price of the Company’s facilities product for the year ended December 31, 2017 versus the year ended December 31, 2016.

The net price for tomatoes decreased (1%) and pounds sold increased 3% for the year ended December 31, 2017 versus the year ended December 31, 2016. Pepper prices decreased (9%) and pounds sold increased 10% over the comparable period in 2016 and cucumber prices decreased (3%) and pieces decreased (2%) for the year ended December 31, 2017 over the comparable period in 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2017 increased ($3,655), or (3%), to $144,433 from $140,778 for the year ended December 31, 2016. The increase is due to the increase in supply partner cost of sales of 4%, additional freight cost due to 6% more produce being shipped and higher cost from the Company’s facilities due to 4% higher production volume. The cost at the Company’s facilities decreased by (3%) on a per-pound basis versus the same period in 2016.

Change in Biological Asset

The net change in fair value of biological asset for the year ended December 31, 2017 increased $1,766 to $265 from ($1,501) for the year ended December 31, 2016. The increase is due to a lower beginning value on January 1, 2017 versus January 1, 2016.

Village Farms International, Inc.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2017 increased ($369), or (3%), to $13,894 from $13,525 for the year ended December 31, 2016. The increase is due to higher sales and marketing costs.

Stock Compensation Expense

Stock compensation expense for the year ended December 31, 2017 was $1,519 up from $195 for the year ended December 31, 2016, due to the issuance of restricted stock units during the year ended December 31, 2017. The stock compensation consists of stock grants to executive officers related to the Company investment in Pure Sunfarms Corp.

Loss from Operations

Loss from operations for the year ended December 31, 2017 is ($1,175), which was an increased (loss) of ($678) from a loss of ($497) for the year ended December 31, 2016. The decrease in operating results is due to an increase in cost of sales and stock compensation expenses partially offset by an increase in sales and an increase in the change in biological asset.

Interest Expense, net

Interest expense, net, for the year ended December 31, 2017 increased ($180) to $2,695 from $2,514 for the year ended December 31, 2016. The increase is due to an increase in the Company’s long term debt borrowing rate.

Share of (loss) from Joint Venture

The Company’s share of the loss in respect at Pure Sunfarms for the year ended December 31, 2017 is ($255), which consists primarily of travel and other administrative costs.

Provision for (Recovery of) Income Taxes

Income tax provision for the year ended December 31, 2017 was $138 compared to a recovery of ($1,104) for the year ended December 31, 2016. The income tax expense increase is due to a change in the United States future tax rate that caused a reduction in the tax asset value in the United States.

Gain (loss) on Disposal of Assets

For the year December 31, 2017, the Company recognized a gain of $8,013 on the contribution of rights to one of the Company’s Delta greenhouse facilities and land to Pure Sunfarms in exchange for a 50% equity stake in the Pure Sunfarms. See “Investment in Joint Venture” above. For the period ended December 31, 2016, the Company had a loss of ($12).

Net Income (Loss)

Net Income (loss) for the year ended December 31, 2017 improved by $5,805 to a net income of $3,822 from a net loss of ($1,983) for the year ended December 31, 2016. The increase is a result of a gain on assets partially offset by the decrease in income from operations, and an increase in the provision for income taxes.

EBITDA

EBITDA for the year ended December 31, 2017 decreased by ($2,022) to $7,363 from $9,385 for the year ended December 31, 2016, primarily due to a decrease of (4%) in the average selling price of the Company’s produce product. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA”.

Village Farms International, Inc.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Sales

Net sales for the year ended December 31, 2016 increased $13,568, or 10%, to $155,502 compared to $141,934 for the year ended December 31, 2015. The increase in net sales is due to an increase in supply partner revenues of 57% over the comparable period in 2015. Company product revenues decreased (3%) for the year ended December 31, 2016 versus the year ended December 31, 2015 due to lower tomato pounds as a result of crop issues primarily relating to TOV and beefsteak varieties at our Canadian facilities.

The net price for all tomato pounds sold increased 2% for the year ended December 31, 2016 versus the year ended December 31, 2015, which was driven by an increase in the volume of higher priced specialty tomatoes sold. Pepper prices decreased (6%) while pepper pounds sold decreased (12%), in 2016, over the comparable period in 2015. Cucumber prices increased 1% and cucumber pieces sold increased 18% for the year ended December 31, 2016 over the comparable period in 2015. The sales of cucumber pieces increased due to a 20% increase in partner suppliers and a 16% increase from the Company’s owned facility. The increase at the Company’s owned facility is due to the impact of supplemental lights on the cucumber area during 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2016 increased $12,600, or 10%, to $140,778 from $128,178 for the year ended December 31, 2015. The increase is due to the increase in supply partner cost of sales of 59% partially offset by a (4%) decrease in cost at the Company’s facilities versus the same period in 2015.

Change in fair value of biological asset, net

The net change in fair value of biological asset for the year ended December 31, 2016 decreased ($3,423) to ($1,501) from $1,922 for the year ended December 31, 2015. The decrease is due to a higher beginning value on January 1, 2016 versus the January 1, 2015 value, lower selling prices in January 2017 versus the same period in 2016 and lower production in January 2017 versus the same period in 2016, due to the cyclical nature of the Companies crop cycle at the Permian Basis facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2016 increased $1,674, or 14%, to $13,720 from $12,046 for the year ended December 31, 2015. The increase is due to increases in sales and marketing costs associated with the increase in supply partner revenues.

Income (Loss) from Operations

Income (Loss) from operations for the year ended December 31, 2016 is ($497), which was a decrease of ($4,129) from income from operations of $3,632 for the year ended December 31, 2015. The decrease in operating results is due to a decrease in the change in fair value of biological asset of ($3,423) and an increase in selling and marketing expenses of ($1,674).

Interest Expense, net

Interest expense, net, for the year period ended December 31, 2016 increased ($258) to $2,514 from $2,256 for the year period ended December 31, 2015. The increase is due to an increase in the interest rate on the Company’s long term debt as of May 1, 2016.

Income Taxes

Income tax (recovery) for the year period ended December 31, 2016 was ($1,104) compared to ($1,161) for the year period ended December 31, 2015. The effective tax rate is 36% for the year period ended December 31, 2016 and (124%) for the same period in 2015. For 2015, the U.S. operations effective tax recovery rate was 35% and the Canadian operation had an effective tax rate of 4%, due to the change in exchange rate effective of the debt in Canada issued in U.S dollars.

Village Farms International, Inc.

Net (Loss) Income

Net (loss) income for the year period ended December 31, 2016 decreased ($4,077) to a loss of ($1,983) from income of $2,094 for the year period ended December 31, 2015. The decrease is primarily a result of a decrease in the change in biological asset and higher selling, general and administrative expenses.

EBITDA

EBITDA for the year period ended December 31, 2016 decreased ($808), or (8%), to $9,385 from $10,193 for the year period ended December 31, 2015, primarily as a result of lower margins on supply partner volumes and an increase in the selling, general and administrative expenses as compared to the same period in 2015, partially offset by improvements in the cost management at the Company’s owned assets. See the EBITDA calculation in “Non-IFRS Measures - Reconciliation of Net Earnings to EBITDA”.

Selected Statement of Financial Position Data

	As at December 31, 2017	As at December 31, 2016
Total assets	$142,341	$134,965
Total liabilities	$61,298	$67,578
Shareholders’ equity	$81,043	$67,387

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Village Farms International, Inc.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

	For the three months ended December 31,			For the year ended December 31,
(in thousands of U.S. dollars)	2017	2016	2017	2016	2015
Net income (loss)	($607)	$453	$3,822	($1,983)	$2,094
Add:
Amortization	1,833	1,917	7,586	8,164	8,285
Foreign currency exchange loss (gain)	31	31	(26)	86	225
Interest expense	679	610	2,695	2,514	2,256
Income taxes	321	287	138	(1,104)	(1,161)
Stock based compensation	959	46	1,519	195	176
Change in biological asset	(1,082)	157	(265)	1,501	(1,922)
Share of loss from joint venture	35	—	255	—	—
Share of (loss) from joint venture not related to taxes	(129)	—	(348)	—	—
(Gain) Loss on disposal of assets	551	—	(8,013)	12	240

EBITDA	$2,591	$3,501	$7,363	$9,385	$10,193

Liquidity

Cash flows

The Company expects to provide adequate financing to maintain and improve its property, plant and equipment and to fund working capital needs for the foreseeable future from cash flows from operations, and, if needed, from additional borrowings under the Credit Facilities (as defined below) or other long-term facilities, including capital leases or subordinated debt issuances.

For the three months ended December 31, 2017, cash flows from operating activities before changes in non-cash working capital and change in biological asset totalled $4,142 (2016 – $3,429) and for the year ended December 31, 2017 was $7,965 (2016 - $7,598).

Capital expenditures totalled $525 for the three months ended December 31, 2017 (2016 - $708) and $1,696 for the year ended December 31, 2017 (2016 – $2,193).

The cash provided by (used in) financing activities for the three months ended December 31, 2017 totalled $1,478 (2016 – ($4,426)) and for the year ended December 31, 2017 totalled $141 (2016 – ($6,059)). For the three months ended December 31, 2017, the cash provided by (used in) financing activities primarily consisted of proceeds from issuance of common stock of $9,769 offset by operating loan payments of ($3,000), net term debt payments of ($4,639) and interest payments of ($665) (2016 – debt payments of ($3,797) and interest paid ($643)). For the year ended December 31, 2017, the cash provided by (used in) financing activities primarily consisted of proceeds from issuance of common stock $9,769, offset by net term debt payments of ($7,014) and interest payments of ($2,614) (2016 – operating loan borrowings $4,000, debt payments of ($7,718) and interest paid ($2,351)).

Capital Resources

(in thousands of U.S. dollars unless otherwise noted)	Maximum		Outstanding December 31, 2017
Operating Loan	CA$	13,000	$	nil
Term Loan		$36,695		$36,695
VFCE Loan	CA$	2,320	CA$	2,320

Village Farms International, Inc.

The Company is party to a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). This non-revolving variable rate term loan was amended in March 2016 and now has a maturity date of May 1, 2021 and a balance of $36,695 as at December 31, 2017. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on maturity. In December 2017, the Company made a pre-payment on the term loan of $4,000. The Company did not have to make principal payments from January to March 2018. Monthly principal payments of $253 will begin in April 2018. As at December 31, 2017, borrowings under the FCC Loan were subject to an interest rate of 5.884% per annum (December 31, 2017 – 5.380% per annum). The Company’s interest rate on the FCC Loan is determined based on the Company’s Debt to EBITDA ratio on December 31 of the prior year and the current monthly applicable LIBOR rate.

The Company is also party to a variable rate line of credit agreement with a Canadian chartered bank that has a maturity date of May 31, 2021 (the “Operating Loan” and together with the FCC Loan, the “Credit Facilities”). The Operating Loan is subject to margin requirements stipulated by the bank. As at December 31, 2017, $nil was drawn on the Operating Loan (December 31, 2016 – $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit of US$320 and CA$38 (or US$29).

The Company’s subsidiary, VFCE, has a non-revolving fixed rate loan of CA$3.0 million with a maturity date of September 30, 2023, a fixed interest rate of 4.98% per annum, and monthly payments of principal and interest of CA$36. In October 2017, VFCE borrowed an additional CA$250 payable at CA$4 per month plus interest of prime plus 2% per annum. As at December 31, 2017, the outstanding balance was CA$2,320 (US$1,850) (December 31, 2016 - US$1,806).

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the VFF-owned greenhouse properties (excluding the Delta 3 and Delta 2 greenhouse facilities), and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at December 31, 2017 was $120,815 (December 31, 2016 – $130,700).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therefore. The carrying value of the assets pledged as collateral as at December 31, 2017 was $32,883 (December 31, 2016 - $30,515).

The borrowings are subject to certain positive and negative covenants, which include debt coverage ratios. As at December 31, 2017, the Company was in compliance with all of its covenants.

Accrued interest payable on the Credit Facilities as at December 31, 2017 was $193 (December 31, 2016 – $202) and these amounts are included in accrued liabilities in the interim statements of financial position.

Transaction costs incurred in connection with these financing activities are deferred and amortized over the terms of the related financing agreement. Total deferred financing costs, net of accumulated amortization, are netted against long-term debt on the interim statements of financial position, and total $260 as at December 31, 2017 (December 31, 2016 – $314).

Contractual Obligations and Commitments

Information regarding the Company’s contractual obligations at December 31, 2017 is set forth in the table below:

(in thousands of U.S. dollars)	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$38,640	$2,620	$6,785	$29,064	$171
Operating leases	3,403	1,285	1,399	716	3
Capital leases	251	72	179	—	—

Total	$42,294	$3,977	$8,363	$29,780	$174

Village Farms International, Inc.

Capital Expenditures

During the three month period and year ended December 31, 2017, the Company purchased approximately $520 and $1,691, respectively, of capital assets. Capital expenditures incurred for 2017 were used for replacements or improvements to existing facilities, distribution centres or information technology systems or hardware.

Management continues to review new capital expenditures to support its strategic plan of achieving cost efficiencies through increased productivity. Management may elect, where appropriate, to sell inefficient or non-strategic assets to produce cash to wholly or partially finance new capital expenditures. The Company will also borrow to maintain, improve and replace capital assets when the return on such investments exceeds targeted thresholds for internal rates of return. There can be no assurance, however, that sources of financing will be available, or will be available on terms favourable to the Company, or that these strategic initiatives will achieve adequate cost reduction in actual implementation or in light of the competitive pressures on the cost of raw materials and other factors of production. Management believes that its recurring capital expenditures will be funded and supported from its ongoing operations.

During the three month period and year ended December 31, 2017, the Company incurred $631 and $2,527, respectively, in costs to maintain its capital assets. These expenses are classified as repair and maintenance and are included in cost of sales. Management forecasts approximately $2,500 of annual costs to maintain the Company’s capital assets.

Summary of Quarterly Results

For the three months ended:

(in thousands of U.S. Dollars, except per share amounts)	Dec 31, 2017	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016
Sales	36,864	44,735	45,530	31,277	$37,308	$42,045	$44,441	$31,708
Net income (loss)	(607)	294	$4,325	($190)	$453	($1,425)	($770)	($241)
Basic earnings (loss) per share	($0.02)	$0.01	$0.11	($0.00)	$0.01	($0.04)	($0.02)	($0.01)
Diluted earnings (loss) per share	($0.02)	$0.01	$0.11	($0.00)	$0.01	($0.04)	($0.02)	($0.01)

The Company’s Canadian vegetable growing operations peak production period is in the summer months, with no production during the winter season. As a result, prices for vegetable products from the Company’s Canadian operations have historically followed a seasonal trend of higher prices at the start and end of its crop year, with lower prices in the summer months when the supply of product is greatest. Conversely, the Company’s U.S. vegetable operations winter production allows it to realize higher prices during the October through March period, due to the reduced supply of greenhouse produce in North America during the winter months. The complementary nature of the growing seasons of the Company’s Canadian and U.S. vegetable operations allows the Company to maintain and service its core vegetable retail accounts year round.

Financial Instruments and Risk Management

Risk Management

The Company is exposed to the following risks as a result of holding financial instruments: market risk, credit risk, interest rate risk, foreign exchange risk and liquidity risk. The following is a description of these risks and how they are managed by the Company.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market place.

Credit Risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

Village Farms International, Inc.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had two customers that represented more than 10% of the balance of trade receivables, representing 16.0% and 14.8%, of the balance of trade receivables as at December 31, 2017 (2016 – three customers, 12.0%, 11.8% and 10.1%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its vegetable sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At December 31, 2017, the allowance for doubtful accounts balance was $50 (2016 – $50). The Company has not recorded bad debt expense during the three month period and year ended December 31, 2017 (2016 – $nil).

At December 31, 2017, 89.4% (December 2016 – 87.4%) of trade receivables were outstanding less than 30 days, 7.4% (December 2016 – 9.5%) were outstanding for between 30 and 90 days and the remaining 3.2% (December 2016 – 3.1%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company has used derivative instruments to reduce market exposure to changes in interest rates. The Company has used derivative instruments only for risk management purposes and not for generating trading profits.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The following are the contractual maturities of financial liabilities as at December 31, 2017:

(in thousands of U.S. dollars) Financial liabilities	Contractual cash flows	0 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$16,745	$16,745	$—	$—
Bank debt	38,640	2,621	3,376	32,643

	$55,385	$19,336	$3,376	$32,643

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash. The Company has available lines of credit of up to CA$13,000 (as at December 31, 2017, $nil was outstanding and US$320 and CA$38 was utilized in the form of outstanding letters of credit). If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result there from. If the Company

Village Farms International, Inc.

defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will continue to agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares. See also “Risk Factors – Dependence Upon Credit Facilities” in the Company’s current Annual Information Form.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect the Company’s operational results and profitability.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

Outlook

Overview

The forward-looking statements contained in this section and elsewhere in this MD&A are not historical facts, but rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. See the “Forward-Looking Statements” section of this MD&A.

On June 6, 2017 the Company announced an initiative into growing cannabis through a joint venture with an existing licensed producer –, pursuant to which the Company would contribute rights to one of its Delta greenhouses and growing knowledge in exchange for a 50% equity position. Emerald is contributing CA$20m for its 50% equity interest. The joint venture is named “Pure Sunfarms Corp.” Pure Sunfarms received its cultivation license for the Delta 3 Greenhouse on March 2, 2018. Pure Sunfarms is in the process of commencing its initial cannabis crop in order to obtain its sales license for the facility on or before July 1, 2018. Pure Sunfarms continues to convert the unlicensed sections of the Company’s Delta 3 greenhouse to grow cannabis and meet the required security standards for licensing under the ACMPR. Management believes that Pure Sunfarms will be successful in obtaining a cultivation and sales license for the remainder of the facility by the end of 2018. Once the entire facility is licensed, it will be one the largest commercial cannabis production facilities in Canada. Management believes it will produce cannabis for CA$1 per gram with margins of at least 50% in late 2019. As such, the Company’s 50% equity interest is capable of generating substantially higher revenue and profits than prior revenues and profits from the tomato crop currently grown in the facility.

Village Farms International, Inc.

Management is committed to only conducting activities and growing operations which are federally legal and as such it will not grow, nor invest in any cannabis related business in the U.S. until it is federally legal.

The Company continues to focus on increasing its produce revenues and profits on its core crops – tomatoes, cucumbers and peppers. The Company also continues to actively explore whether to produce certain higher margin alternative crops at the Company’s continuing produce facilities, and continues to consider produce industry consolidation opportunities if an accretive opportunity arises.

In conjunction with its traditional produce business, the Company entered into a new distribution agreement with a Mexican high-end greenhouse grower in Yecapixtla, Morleos, Mexico, who began production with approximately 45 acres in the winter of 2017 and is planning an additional 43 acres of capacity by the end of 2018. The lower cost Mexican produce has the potential to increase the Company’s distribution business allowing the Company to increase its market share with certain retail accounts.

Growth expenditures

The Company expects to spend between $2.5 to $3.0 million on capital expenditures in 2018. These expenditures are to repair and enhance existing growing and packhouse systems either due to obsolesces of the system or to improve operational efficiencies.

The Company may make additional equity contributions to Pure Sunfarms of cash in the next twelve months depending on the final completion timeline for the Delta 3 Greenhouse and whether or not Pure Sunfarms obtains financing.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information to be disclosed by the Company is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. The Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the period covered by the interim and year end filings, that the Company’s disclosure controls and procedures are appropriately designed and operating effectively to provide reasonable assurance that material information relating to the issuer is made known to them by others within the Corporation.

Internal Control over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify, among other things, that they are responsible for establishing and maintaining internal controls over financial reporting for the issuer, that those internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the issuer has disclosed any changes to its internal controls during its most recent period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

For the year ended December 31, 2017, the Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting, as defined under rules adopted by the CSA. This evaluation was performed under the supervision of, and with the participation of, the Company’s CEO and CFO.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Based on this evaluation, the Company’s CEO and CFO have concluded that, subject to the inherent limitations noted above, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Village Farms International, Inc.

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to various risks and uncertainties which are summarized below, as well as those discussed in this MD&A. Additional details are contained in the Company’s current Annual Information Form dated April 2, 2018 filed on SEDAR, which can be accessed electronically at www.sedar.com.

Risks Relating to the Company

•	Product Pricing

•	Maintain Profitability

•	Risks Inherent in the Agricultural Business

•	Natural Catastrophes

•	Retail Consolidation

•	Covenant Risk

•	Dependence Upon Credit Facilities

•	Competition

•	Transportation Disruptions

•	Labour Availability

•	Risks Associated with Cross Border Trade

•	Governmental Regulations

•	Product Liability

•	Key Executives

•	Uninsured and Underinsured Losses

•	Cyber Security

•	Vulnerability to Rising Energy Cost

•	Risks of Regulatory Change

•	Environmental, Health and Safety Risk

•	Foreign Exchange Exposure

•	Technological Advances

•	Accounting Estimates

•	Growth

Risks Related to the Joint Venture

•	Reliance on Licenses

•	Regulatory Risks

•	Unfavourable Publicity or Consumer Perception

•	Competition

•	Risks Inherent in an Agricultural Business

•	Risks Related to the Joint Venture

•	Reliance on a Single Facility

•	Conversion of Facility

•	Limited Operating History in the Cannabis Industry

•	Failure to Realize Growth Strategy

•	Research and Development and Product Obsolescence

•	Product Liability

•	Product Recalls

•	Fluctuating Prices of Raw Materials

•	Environmental Regulations and Risks

Village Farms International, Inc.

Risks Related to Tax

•	Potential U.S. Permanent Establishment of VF Canada GP, VFCLP and VFF

•	Advances by VF Operations Canada Inc. to U.S. Holdings

•	Transfer Pricing

•	U.S. Real Property Holding Corporation

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

Accounts Receivable

Accounts receivable are measured at amortized cost and due within contractual payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year and exclude biological assets (see below). Cost of sales is based upon incurred and estimated costs to be incurred from each crop allocated to both actual and estimated future yields over each crop cycle. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Assets

Biological assets consist of the Company’s produce on the vines at the period end. The produce on the vine is measured at fair value less costs to sell and complete, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell and complete the assets, including finishing and transportation costs.

Income Taxes

The Company utilizes the assets and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Company considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Village Farms International, Inc.

Impairment of Financial and Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Company estimates the recoverable amounts of the cash-generating unit (“CGU”) to which the asset belongs.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This was determined to be the Canadian and U.S. operations.

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in the statement of income.

Due to the above-noted considerations, which are based on the Company’s best available information, the Company has not recorded any impairment charge on its non-financial assets in the year ended December 31, 2017.

Property, Plant and Equipment – Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Land Revaluation

Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016.

Accounting Standards Issued and Not Applied

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those policy changes that management considers relevant to the Company now or in the future. This is not intended to be a complete list of new pronouncements made during the year.

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets and financial liabilities, and replaces the multiple category and measurement models in IAS 39, Financial Instruments-Recognition and Measurement. The new Standard limits the number of categories for classification of financial assets to two: amortized cost and fair value through profit or loss. The requirements for financial liabilities are largely in line with IAS 39. IFRS 9 also replaces the models for measuring equity instruments. Equity instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The ability to recognize unquoted equity instruments at cost under IAS 39 is eliminated. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is not expected to have a material impact on amounts recorded on the consolidated financial statements of the Company.

Village Farms International, Inc.

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15, issued in May 2014, establishes the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts, and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management has evaluated the impact of IFRS 15 and does not expect it to have a material impact on the consolidated financial statements of the Company.

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the company also applies IFRS 15. Management is currently assessing the impact on the Company’s consolidated financial statements along with the timing of adoption of IFRS 16. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

Accounting Standards Adopted in the Year

IAS 16, Property, Plant and Equipment, allows for a policy choice for subsequent measurement of property, plant, and equipment to be based on historical cost or fair value. The Company has historically carried its land at historical cost. As at December 31, 2016, the Company has changed its policy so that land is initially measured at historical cost but subsequently measured at fair value. Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016 only.

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each balance sheet date, the Company will consider whether there is objective evidence of impairment in joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s consolidated financial statements for the year ended December 31, 2017.

Related Party Transactions

As at December 31, 2017, included in other assets is a $70 promissory note from an employee of the Company in connection with a relocation agreement. The Company has no other commitments as a result of related party transactions during the year.

Outstanding Share Data

The beneficial interests in the Company are currently divided into interests of three classes, described and designated as “Common Shares”, “Special Shares” and “Preferred Shares”, respectively. An unlimited number of Common Shares, Special Shares and Preferred Shares are issuable pursuant to VFF’s constating documents.

Village Farms International, Inc.

On December 21, 2017, VFF issued 2,500,000 Common Shares pursuant to a “bought deal” short form prospectus offering at an issue price of $5.40 per Common Share for gross proceeds of $13,500,000. The offering was conducted by a syndicate of underwriters led by Beacon Securities Limited.

As of the date hereof, VFF has outstanding: (i) 42,447,613 Common Shares carrying the right to one vote at a meeting of voting shareholders of VFF; (ii) nil (0) Special Shares; and (iii) nil (0) Preferred Shares. In conjunction with the formation of Pure Sunfarms Corp., the Company issued 300,000 common share purchase warrants to an affiliate of a Canadian financial institution as partial consideration for services provided in respect thereof. Each such warrant entitles the holder to purchase one Common Share at an exercise price of CA$2.07. Each such warrant is exercisable up to June 6, 2020.

For further details on the structure of the Company or the rights attached to each of the above-mentioned securities, please refer to the Company’s current Annual Information Form dated April 2, 2018 which is available electronically at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, that recreational cannabis consumption will be approved by the Canadian government during 2018 and that the Canadian capital markets will provide the Company with access to equity and/or debt at reasonable rates when required.

Although the forward-looking statements contained in this MD&A are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including this MD&A and the Company’s annual information form.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made

Village Farms International, Inc.

in this MD&A. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Public Securities Filings

You may access other information about the Company, including its current Annual Information Form and other disclosure documents, reports, statements or other information that it files with the Canadian securities regulatory authorities, through SEDAR at www.sedar.com.